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                          May 18, 2021

       Charles Sulerzyski
       President and Chief Executive Officer
       Peoples Bancorp Inc.
       138 Putnam Street
       Marietta, OH 45750

                                                        Re: Peoples Bancorp
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 12, 2021
                                                            File No. 333-256040

       Dear Mr. Sulerzyski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Lin at 202-551-3552 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance